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ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

September 24, 2019

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File No. 333-233450

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments to the Registrant’s Proxy Statement/Prospectus on Form N-14 (“Proxy Statement/Prospectus”) with respect to the proposed reorganization (“Reorganization”) of the PIMCO EqS® Long/Short Fund (the “Target Fund”), a series of PIMCO Equity Series, with and into the PIMCO RAE Worldwide Long/Short PLUS Fund (the “Acquiring Fund”), a series of the Registrant. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in the Proxy Statement/Prospectus.

Questions and Answers – Proposed Reorganization Agreement

Comment 1: In the response to “How will the Reorganization affect me?,” please disclose that the service providers for the Acquiring Fund will be the service providers for the surviving fund.

Response: Comment accepted. The following disclosure has been added: “Following the Reorganization, the service providers for the Acquiring Fund would be the service providers for the Surviving Fund.”

Comment 2: In the response to “Are there any significant differences between the investment objectives, principal investment strategies, and principal risks of the Target Fund and the Acquiring Fund?,” the last sentence of the second paragraph states, “Finally, the Acquiring Fund utilizes a rules-based approach to dynamically adjust its equity exposure.” Please disclose (i) what the Acquiring Fund does to “dynamically adjust its equity exposure,” and (ii) how this compares with what the Target Fund does with respect to adjusting equity exposures and highlight any differences. Please also provide this disclosure elsewhere in the Proxy Statement/Prospectus where the same sentence appears.

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Response: Comment accepted. The disclosure has been revised to clarify this point as follows:

The principal investment strategies of the Acquiring Fund and Target Fund are similar but differ in certain ways as presented in Proxy Statement/Prospectus under “Comparison of Principal Investment Strategies.” For example, both Funds seek long and short equity exposures, but the Target Fund utilizes a fundamental investment style and normally invests a substantial portion of its assets in equity and equity-related securities while the Acquiring Fund, under normal circumstances, uses equity total return swaps to obtain long exposure to low volatility equity model portfolios developed by Research Affiliates and short positions in swaps and futures to obtain exposure to capitalization-weighted indexes. The Target Fund generally adjusts equity exposures according to PIMCO’s views regarding relative under- or over-valuation, consistent with the Target Fund’s fundamental investment style; for the Acquiring Fund, selections for the Research Affiliates model portfolios are refined based upon volatility and financial health, among other factors, in an effort to enhance returns and reduce portfolio volatility attributable to equity market downside risk. The Acquiring Fund also complements its equity exposure with an absolute return bond alpha strategy that seeks to outperform the cost of obtaining equity exposures. ~~Finally, the Acquiring Fund utilizes a rules-based approach to dynamically adjust its equity exposure.~~

Comment 3: In response to “Are the Target Fund and Acquiring Fund managed by the same investment adviser, sub-adviser, and portfolio managers?,” please disclose that the portfolio managers of the Acquiring Fund will be the portfolio managers of the surviving fund.

Response: Comment accepted. The following disclosure has been added: “Additionally, following the Reorganization, the portfolio managers of the Acquiring Fund would serve as portfolio managers of the Surviving Fund.”

Proxy Statement/Prospectus

Comment 4: In the last sentence of footnote 2 to the Annual Fund Operating Expenses table, disclose whether PIMCO has the ability to recoup waived expenses of the Target Fund after the Reorganization. Additionally, in the last sentence of footnote 2, where it is disclosed that “PIMCO may recoup amounts waived or reimbursed in future periods, not exceeding three years,” please clarify this sentence to say “ . . . not exceeding three years from the time of the waiver.” The same comment applies to the paragraph following the Annual Fund Operating Expenses table.

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Response: Comment accepted. The disclosure in footnote 2 has been revised as follows:

(2)    PIMCO has contractually agreed, through October 31, 2019, to waive a portion of the Fund’s supervisory and administrative fees, or reimburse the Fund, to the extent that the Fund’s organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata share of Trustee fees exceed 0.0049% (the “Expense Limit”) (calculated as a percentage of average daily net assets attributable to each class). This Expense Limitation Agreement will automatically renew for one-year terms unless PIMCO provides written notice to PIMCO Equity Series at least 30 days prior to the end of the then current term. In any month in which the investment advisory contract or supervision and administration agreement is in effect, ~~Under certain conditions,~~ PIMCO ~~may recoup amounts~~ is entitled to reimbursement by the Fund of any portion of the supervisory and administrative fee waived or reimbursed as set forth above (the “Reimbursement Amount”) ~~in future periods, not exceeding three years~~ during the previous thirty-six months from the time of the waiver, provided that such amount paid to PIMCO will not: 1) together with any organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata Trustee fees, exceed, for such month, the Expense Limit (or the amount of the expense limit in place at the time the amount being recouped was originally waived if lower than the Expense Limit); 2) exceed the total Reimbursement Amount; or 3) include any amounts previously reimbursed to PIMCO. Amounts waived or reimbursed that are subject to recoupment under this agreement and that accrued prior to the Reorganization would be available for recoupment from the Acquiring Fund by PIMCO following the Reorganization.

The Registrant notes that the paragraph following the Annual Fund Operating Expenses table concerns an expense limitation of the Acquiring Fund, rather than the Target Fund. Accordingly, no disclosure was added to this paragraph regarding the ability to recoup waived expenses of the Acquiring Fund after the Reorganization, which ability is not affected by the Reorganization. This disclosure has been revised as follows:

PIMCO has contractually agreed, through July 31, 2020, to waive a portion of the Acquiring Fund’s supervisory and administrative fees, or reimburse the Acquiring Fund, to the extent that the Acquiring Fund’s organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and

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pro rata share of Trustee fees exceed 0.0049% (the “Expense Limit”) (calculated as a percentage of average daily net assets attributable to each class). This Expense Limitation Agreement will automatically renew for one-year terms unless PIMCO provides written notice to PIMCO Funds at least 30 days prior to the end of the then current term. ~~Under certain conditions, PIMCO may recoup amounts~~ In any month in which the supervision and administration agreement is in effect, PIMCO is entitled to reimbursement by the Acquiring Fund of any portion of the supervisory and administrative fee waived or reimbursed ~~in future periods, not exceeding three years~~ as set forth above (the “Reimbursement Amount”) during the previous thirty-six months from the time of the waiver, provided that such amount paid to PIMCO will not: 1) together with any organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata Trustee fees, exceed, for such month, the Expense Limit (or the amount of the expense limit in place at the time the amount being recouped was originally waived if lower than the Expense Limit); 2) exceed the total Reimbursement Amount; or 3) include any amounts previously reimbursed to PIMCO.

Comment 5: In the disclosure preceding the table in “Comparison of Principal Investment Strategies,” disclose that the Acquiring Fund’s principal investment strategies are going to be those that carry over to the surviving fund.

Response: Comment accepted. The following disclosure has been added: “Following the Reorganization, the principal investment strategies of the Acquiring Fund would carry over to the Surviving Fund.”

Comment 6: If the presence of “Worldwide” in the Acquiring Fund’s name is indicative of a difference in principal investment strategy and/or principal risks compared to the Target Fund, please highlight that as a difference in strategy in the “Comparison of Principal Investment Strategies” section and as difference in risks in the “Comparison of Principal Investment Risks” section.

Response: Comment accepted. The disclosure has been revised to clarify this point as follows:

The principal investment strategies of the Acquiring Fund and Target Fund are similar but differ in certain ways as presented in Proxy Statement/Prospectus under “Comparison of Principal Investment Strategies.” For example, both Funds seek long and short equity exposures, but the Target Fund utilizes a fundamental investment style and normally invests a substantial portion of its assets in equity and equity-related securities while the Acquiring Fund, under normal

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circumstances, uses equity total return swaps to obtain long exposure to low volatility equity model portfolios developed by Research Affiliates and short positions in swaps and futures to obtain exposure to capitalization-weighted indexes. The Target Fund generally adjusts equity exposures according to PIMCO’s views regarding relative under- or over-valuation, consistent with the Target Fund’s fundamental investment style; for the Acquiring Fund, selections for the Research Affiliates model portfolios are refined based upon volatility and financial health, among other factors, in an effort to enhance returns and reduce portfolio volatility attributable to equity market downside risk. The Acquiring Fund also complements its equity exposure with an absolute return bond alpha strategy that seeks to outperform the cost of obtaining equity exposures. The Target Fund may invest, without limitation, in securities and instruments that are economically tied to foreign (non-U.S.) countries, including securities and instruments that are economically tied to emerging market countries; the Acquiring Fund, which seeks consistent global exposure through the use of U.S.-, international- and emerging markets-focused model portfolios, will invest in instruments that are economically tied to at least three countries (one of which may be the United States).

Comment 7: Please highlight the difference in diversification status between the Acquiring Fund and Target Fund in the first paragraph of the “Comparison of Principal Investment Strategies” section.

Response: Comment accepted. The disclosure has been revised to clarify this point as follows:

The principal investment strategies of the Acquiring Fund and Target Fund are similar but differ in certain ways as presented in Proxy Statement/Prospectus under “Comparison of Principal Investment Strategies.” For example, both Funds seek long and short equity exposures, but the Target Fund utilizes a fundamental investment style and normally invests a substantial portion of its assets in equity and equity-related securities while the Acquiring Fund, under normal circumstances, uses equity total return swaps to obtain long exposure to low volatility equity model portfolios developed by Research Affiliates and short positions in swaps and futures to obtain exposure to capitalization-weighted indexes. The Target Fund generally adjusts equity exposures according to PIMCO’s views regarding relative under- or over-valuation, consistent with the Target Fund’s fundamental investment style; for the Acquiring Fund, selections for the Research Affiliates model portfolios are refined based upon volatility and financial health, among other factors, in an effort to enhance returns and reduce portfolio volatility attributable to equity market downside risk. The Acquiring

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Fund also complements its equity exposure with an absolute return bond alpha strategy that seeks to outperform the cost of obtaining equity exposures. The Target Fund may invest, without limitation, in securities and instruments that are economically tied to foreign (non-U.S.) countries, including securities and instruments that are economically tied to emerging market countries; the Acquiring Fund, which seeks consistent global exposure through the use of U.S.-, international- and emerging markets-focused model portfolios, will invest in instruments that are economically tied to at least three countries (one of which may be the United States). In addition, the Target Fund is non-diversified, which means that it may invest its assets in a smaller number of issuers than a diversified fund, while the Acquiring Fund is diversified.

Comment 8: The Staff notes the use of LIBOR in the Average Annual Total Returns table for the Acquiring Fund in the “Comparison of Performance” section. Please confirm that the Acquiring Fund is aware that it may need to change its benchmark in the future in connection with the expected discontinuation of LIBOR.

Response: The Registrant confirms that the Acquiring Fund is aware of the potential need to change its benchmark in the future in connection with the expected discontinuation of LIBOR.

Comment 9: The section “General Information about the Proxy Statement/Prospectus—Adjournments” includes the following text: “. . . if a quorum is present but sufficient votes to approve a proposal described in this Proxy Statement/Prospectus are not received, the persons named as proxies may, but are under no obligation to, propose one or more adjournments of the Meeting of the Target Fund to permit further solicitation of proxies.” Please either delete this text or revise and include a separate proposal in the Proxy Statement/Prospectus and proxy card to adjourn the Meeting if a quorum is present but sufficient votes to approve a proposal are not received.

Response: In consideration of the Staff’s comment, the Registrant has reviewed the Target Fund’s governing documents and Rule 14a-4(d)(4) under the Securities Exchange Act of 1934 and has determined not to add a proposal to the Proxy Statement/Prospectus regarding such adjournment when a quorum is present. Rather, to more closely conform to the Target Fund’s governing documents, the disclosure has been revised as follows:

~~If a quorum of shareholders of the Target Fund is not present at the Meeting, or if a quorum is present but sufficient votes to approve a proposal described in this Proxy Statement/Prospectus are not received, the persons named as proxies may, but are under no obligation to, propose one or more adjournments of the Meeting of the Target Fund to permit further solicitation~~

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~~of proxies. Any business that might have been transacted at the Meeting with respect to the Target Fund may be transacted at any such adjourned session(s) at which a quorum is present.~~ The Meeting with respect to the Target Fund may be adjourned from time to time by the vote of a majority of the shares of the Target Fund represented at the Meeting, either in person or by proxy, ~~properly cast upon the question of adjourning the Meeting of the Target Fund to another time or place,~~ whether or not a quorum is present, and the Meeting may be held as adjourned without further notice if ~~such~~ the time and place to which the Meeting is so adjourned are announced at the Meeting at which adjournment is taken and the adjourned meeting is held within a reasonable time after the date set for the original Meeting. If the adjournment is for more than sixty (60) days from the date set for the original Meeting or a new record date is fixed for the adjourned meeting, notice of any such adjourned meeting shall be given to each shareholder of record entitled to vote at the adjourned meeting. ~~The persons designated as proxies may use their discretionary authority to vote on questions of adjournment and on any other proposals raised at the Meeting to the extent permitted by the SEC’s proxy rules, including proposals for which timely notice was not received, as set forth in the SEC’s proxy rules.~~ Any business that might have been transacted at the Meeting with respect to the Target Fund may be transacted at any such adjourned session(s) at which a quorum is present.

Comment 10: The “Appendix B – Additional Information About the Acquiring Fund – Reductions and Waivers of Initial Sales Charges and CDSCs” section currently includes the following disclosure:

The initial sales charges on Class A shares and the CDSCs on Class A and Class C shares may be reduced or waived under certain purchase arrangements and for certain categories of investors. See “Sales at Net Asset Value” above for information on Class A initial sales charges. CDSCs on Class A and Class C shares may be reduced or waived in certain circumstances, including for: redemptions in connection with certain distributions, withdrawals or returns of excess contributions from or exchanges to certain retirement plan accounts or IRAs; certain redemptions following death or disability; certain redemptions of shares subject to an Automatic Withdrawal Plan; redemptions by individuals having certain relationships with PIMCO Funds, certain of its affiliates, PIMCO Equity Series or the Distributor; redemptions effected by the Acquiring Fund as a result of an account not satisfying applicable minimum account size requirements; redemptions in connection with certain reorganizations and liquidations; redemptions by certain shareholders demonstrating hardship, as determined in the

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sole discretion of PIMCO Funds; certain intra-fund exchanges of Class A shares for Institutional Class shares; redemptions by a shareholder who is a participant making periodic purchases of not less than $50 through certain employer sponsored savings plans that are clients of a financial firm with which the Distributor has an agreement with respect to such purchases; and certain redemptions effected by fiduciaries who have purchased shares for certain accounts. In addition, investors will not be subject to CDSCs for certain transactions where the Distributor did not pay at the time of purchase the amount it normally would have to the broker-dealer. Please see the Statement of Additional Information for additional details.

Item 12(a)(2) of Form N-1A has two requirements: (1) that the Registrant briefly describe any arrangements that result in breakpoints or eliminations of sales loads; and (2) that the Registrant identify each class of individuals or transactions to which such arrangements apply. In the Staff’s view, the following language does not sufficiently identify the applicable class of individuals, because the disclosure is too vague:

(a)      “certain redemptions effected by fiduciaries who have purchased shares for certain accounts”; and

(b)       “redemptions by individuals having certain relationships with PIMCO Funds, certain of its affiliates, PIMCO Equity Series or the Distributor.”

Please revise the disclosure to add specificity as to the class of individuals or transactions that qualify for each of these waiver categories.

Response: Comment accepted. The Registrant will revise the disclosure as follows:

The initial sales charges on Class A shares and the CDSCs on Class A and Class C shares may be reduced or waived under certain purchase arrangements and for certain categories of investors. See “Sales at Net Asset Value” above for information on Class A initial sales charges. CDSCs on Class A and Class C shares may be reduced or waived in certain circumstances, including for: redemptions in connection with certain distributions, withdrawals or returns of excess contributions from or exchanges to certain retirement plan accounts or IRAs; certain redemptions following death or disability; certain redemptions of shares subject to an Automatic Withdrawal Plan; redemptions by current or former Trustees, officers and employees of PIMCO Funds or PIMCO Equity Series, and by directors, officers and current or former employees of the Distributor, PIMCO, or certain of PIMCO’s affiliates if the account was established while

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employed ~~individuals having certain relationships with PIMCO Funds, certain of its affiliates, PIMCO Equity Series or the Distributor~~; redemptions effected by the Acquiring Fund as a result of an account not satisfying applicable minimum account size requirements; redemptions in connection with certain reorganizations and liquidations; redemptions by certain shareholders demonstrating hardship, as determined in the sole discretion of PIMCO Funds; certain intra-fund exchanges of Class A shares for Institutional Class shares; redemptions by a shareholder who is a participant making periodic purchases of not less than $50 through certain employer sponsored savings plans that are clients of a financial firm with which the Distributor has an agreement with respect to such purchases; and ~~certain~~ redemptions effected by trustees or other fiduciaries who have purchased shares for certain employer-sponsored plans ~~accounts~~. In addition, investors will not be subject to CDSCs for certain transactions where the Distributor did not pay at the time of purchase the amount it normally would have to the broker-dealer. Please see the Statement of Additional Information for additional details.

Item 12(a)(2) requires that the Fund “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads” (emphasis added) and “[i]dentify each class of individuals or transactions to which the arrangements apply and state each different breakpoint as a percentage of both the offering price and the net amount invested.” In adopting this disclosure requirement, the SEC stressed the importance of brevity in disclosing this information, stating that “disclosure regarding breakpoints [and waivers] be brief in order to avoid overwhelming investors with excessively detailed information” and that this form requirement “strike[s] an appropriate balance between providing enhanced disclosure regarding breakpoint discounts [and waivers] and not overwhelming investors with information.”1 The Registrant believes that its disclosure is appropriately responsive to this disclosure requirement by describing the individuals and transactions to which the listed sales load waivers apply and listing each applicable waiver for front-end sales loads. The Registrant’s disclosure in this regard is informed by the SEC’s intent in requiring this information be briefly described.

*                     *                    *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

[1]	See Disclosure of Breakpoint Discounts by Mutual Funds, Inv. Co. Rel. No. 26464 (June 14, 2004).

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Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan G. Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP